Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months periods ended December 31, 2014 and 2013
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	As at December 31, 2014	As at March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	21	$78,752	$60,614
Short-term investments		4,940	12,864
Trade and other receivables		1,159	4,004
Inventories	3	6,142	5,362
Due from related parties	12	92	68
Prepaids and deposits		5,532	6,165
		96,617	89,077
Non-current Assets
Long-term prepaids and deposits		4,076	4,000
Investment in an associate	4	3,550	3,715
Other investments	5	1,193	2,393
Plant and equipment	6	100,654	101,876
Mineral rights and properties	7	301,250	266,258
TOTAL ASSETS		$507,340	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$33,150	$23,802
Mine right fee payable	8	4,224	-
Deposits received		5,836	7,031
Dividends payable		736	773
Income tax payable		1,628	515
Due to related parties	12	-	281
		45,574	32,402
Non-current Liabilities
Mine right fee payable	8	9,590	-
Deferred income tax liabilities		19,204	16,536
Environmental rehabilitation		5,942	5,819
Total Liabilities		80,310	54,757

Equity
Share capital	9	233,513	233,513
Share option reserve		11,628	10,492
Reserves		25,409	25,409
Accumulated other comprehensive loss	10	(22,712)	(20,141)
Retained earnings		114,134	100,993
Total equity attributable to the equity holders of the Company		361,972	350,266

Non-controlling interests	11	65,058	62,296
Total Equity		427,030	412,562

TOTAL LIABILITIES AND EQUITY		$507,340	$467,319
Commitments and contingencies	20

Approved on behalf of the Board:

(Signed) David Kong
Director
(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2014	2013	2014	2013

Sales	19(c)	$40,247	$23,970	$108,196	$92,265
Cost of sales	13	24,844	13,501	58,701	50,806
Gross profit		15,403	10,469	49,495	41,459

General and administrative	14	5,366	6,338	16,233	20,893
General exploration and property investigation		861	654	2,510	2,466
Other taxes		960	408	2,288	1,575
Foreign exchange gain		(958)	(1,667)	(1,427)	(2,750)
(Gain) loss on disposal of plant and equipment		(132)	21	(118)	144
Loss on disposal of mineral rights and properties		-	181	-	181
Share of (gain) loss in associate	4	(52)	-	(10)	153
Impairment of mineral rights and properties		-	-	-	66,573
Loss on investments	5	-	65	15	608
Other (income) expense		67	39	(980)	(117)
Income (loss) from operations		9,291	4,430	30,984	(48,267)

Finance income	15	292	1,047	724	2,953
Finance costs	15	(153)	(33)	(224)	(99)
Income (loss) before income taxes		9,430	5,444	31,484	(45,413)

Income tax expense (recovery)	16	2,350	2,300	10,155	(1,734)
Net income (loss)		$7,080	$3,144	$21,329	$(43,679)

Attributable to:
Equity holders of the Company		$5,468	$2,163	$15,440	$(36,476)
Non-controlling interests	11	1,612	981	5,889	(7,203)
		$7,080	$3,144	$21,329	$(43,679)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.03	$0.01	$0.09	$(0.21)
Diluted earnings (loss) per share		$0.03	$0.01	$0.09	$(0.21)
Weighted Average Number of Shares Outstanding - Basic		170,883,808	170,878,775	170,883,808	170,813,858
Weighted Average Number of Shares Outstanding - Diluted		170,883,808	170,925,150	170,883,808	170,813,858

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2014	2013	2014	2013

Net income (loss)		$7,080	$3,144	$21,329	$(43,679)
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(5,653)	1,196	(1,358)	6,165
Items that will not subsequently be reclassified to net income or loss:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	5	(135)	(913)	(1,126)	(3,591)
Other comprehensive (loss) income, net of taxes		$(5,788)	$283	$(2,484)	$2,574
Attributable to:
Equity holders of the Company		$(5,149)	$(374)	$(2,571)	$857
Non-controlling interests	11	(639)	657	87	1,717
		$(5,788)	$283	$(2,484)	$2,574
Total comprehensive income (loss), net of taxes		$1,292	$3,427	$18,845	$(41,105)

Attributable to:
Equity holders of the Company		$319	$1,789	$12,869	$(35,619)
Non-controlling interests		973	1,638	5,976	(5,486)
		$1,292	$3,427	$18,845	$(41,105)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2014	2013	2014	2013
Cash provided by
Operating activities
Net income (loss)		$7,080	$3,144	$21,329	$(43,679)
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		38	33	109	99
Depreciation, amortization and depletion		6,775	2,936	15,467	11,418
Share of (gain) loss in associate		(52)	-	(10)	153
Impairment of mineral rights and properties		-	-	-	66,573
Income tax expense (recovery)		2,350	2,300	10,155	(1,734)
Loss on investments		-	65	15	608
(Gain) loss on disposal of plant and equipment		(132)	21	(118)	144
Loss (gain) on disposal of mineral rights and properties		-	181	-	181
Share-based compensation		340	561	1,136	1,878
Income taxes paid		(3,209)	(2,111)	(6,656)	(5,461)
Changes in non-cash operating working capital	21	2,197	2,525	7,891	2,830
Net cash provided by operating activities		15,387	9,655	49,318	33,010

Investing activities
Mineral rights and properties
Capital expenditures		(12,241)	(15,922)	(25,976)	(42,527)
Proceeds on disposals		-	13,349	-	13,349
Plant and equipment
Additions		(1,858)	(1,604)	(5,985)	(13,031)
Proceeds on disposals		-	1,418	-	1,418
Net redemptions of short-term investments		7,787	4,257	7,668	26,894
Deposit received for sale of subsidiaries		-	3,274	-	8,160
Net cash (used in) provided by investing activities		(6,312)	4,772	(24,293)	(5,737)

Financing activities
Related parties
Payments made		-	-	-	(1,207)
Non-controlling interests
Distribution		(651)	(5,168)	(3,214)	(5,168)
Cash dividends distributed		(760)	(4,148)	(2,331)	(12,438)
Proceeds from issuance of common shares		-	192	-	280
Net cash used in financing activities		(1,411)	(9,124)	(5,545)	(18,533)
Effect of exchange rate changes on cash and cash equivalents		(1,586)	(1,821)	(1,342)	(1,462)

Increase in cash and cash equivalents		6,078	3,482	18,138	7,278
Cash and cash equivalents, beginning of the period		72,674	76,079	60,614	72,283
Cash and cash equivalents, end of the period		$78,752	$79,561	$78,752	$79,561
Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated		Total equity attributable
		Number of		Share option		other comprehensive	Retained	to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103
Options exercised		100,000	421	(141)	-	-	-	280	-	280
Share-based compensation		-	-	1,878	-	-	-	1,878	-	1,878
Dividends declared		-	-	-	-	-	(12,342)	(12,342)	-	(12,342)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(6,521)	(6,521)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	(1,723)	(1,723)
Contribution to reserves		-	-	-	692	-	(692)	-	-	-
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	(289)	-	(289)	-	(289)
Comprehensive income (loss)		-	-	-	-	857	(36,476)	(35,619)	(5,486)	(41,105)
Balance, December 31, 2013		170,881,058	$233,503	$10,051	$25,409	$(927)	$106,307	$374,343	$63,938	$438,281
Options exercised		2,750	10	(3)	-	-	-	7	-	7
Share-based compensation		-	-	444	-	-	-	444	-	444
Dividends declared		-	-	-	-	-	(773)	(773)	-	(773)
Comprehensive loss		-	-	-	-	(19,214)	(4,541)	(23,755)	(1,642)	(25,397)
Balance, March 31, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation	9(b)	-	-	1,136	-	-	-	1,136	-	1,136
Dividends declared	9(c)	-	-	-	-	-	(2,299)	(2,299)	-	(2,299)
Distribution to non-controlling interests	11	-	-	-	-	-	-	-	(3,214)	(3,214)
Comprehensive (loss) income		-	-	-	-	(2,571)	15,440	12,869	5,976	18,845
Balance, December 31, 2014		170,883,808	$233,513	$11,628	$25,409	$(22,712)	$114,134	$361,972	$65,058	$427,030

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three and nine months ended December 31, 2014, were authorized for issue in accordance with a resolution of the Board of Directors on February 11, 2014.

Operating results for the three and nine months ended December 31, 2014, are not necessarily indicative of the results that may be expected for the year ending March 31, 2015.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2014	2014	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,
Name of associate	Principal activity	incorporation	2014	2014
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2014. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2014, except for the policies set forth in note 2(b).

(b)Adoption of new accounting standards

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013, provides interpretation on when to recognize a liability for a levy imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this standard had an insignificant impact on the Company.

(c) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning on or after January 1, 2017 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

3.	INVENTORIES

Inventories consist of the following:

	December 31, 2014	March 31, 2014
Direct smelting ore and stockpile ore	$474	$336
Concentrate inventory	2,122	773
Total stockpile and concentrate	2,596	1,109
Material and supplies	3,546	4,253
	$6,142	$5,362

The amount of inventories recognized as expense during the three and nine months ended December 31, 2014 and 2013 was equivalent to the cost of sales.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at December 31, 2014, the Company owned 10,806,300 common shares (March 31, 2014 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2014 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2013	10,806,300	$6,523	$6,703
Share of loss		(87)
Impairment		(2,304)
Foreign exchange impact		(417)
Balance, March 31, 2014	10,806,300	$3,715	$3,715
Share of gain		10
Foreign exchange impact		(175)
Balance, December 31, 2014	10,806,300	$3,550	$1,584

5.	OTHER INVESTMENTS

		December 31, 2014	March 31, 2014
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$1,193	$2,377
Yongning Smelting Co. Ltd.	(b)	-	-
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	-
Warrants	(a)	-	16
		$1,193	$2,393

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are designated as fair value through other comprehensive income (“FVTOCI”) and are measured at fair value on initial recognition and subsequent measurement. As of December 31, 2014,

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as fair value through profit and loss (“FVTPL”). The fair value of the warrants has been determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the three and nine months ended December 31, 2014, fair value changes in the amount of $nil and $15, respectively, were recorded in loss on investments (for three and nine months ended December 31, 2013 – loss of $65 and $608, respectively).

Common shares:

		Accumulated mark-to-market
	Fair value	loss included in OCI
April 1, 2013	$5,236	$(2,403)
Unrealized loss on equity investments designated as FVTOCI	(2,554)	(2,554)
Impact of foreign currency translation	(305)	-
March 31, 2014	$2,377	$(4,957)
Unrealized loss on equity investments designated as FVTOCI	(1,126)	(1,126)
Impact of foreign currency translation	(58)	-
December 31, 2014	$1,193	$(6,083)

Warrants:

		Accumulated mark-to-market loss
	Fair value	included in net income
April 1, 2013	$627	$(935)
Loss on investments	(589)	(589)
Impact of foreign currency translation	(22)	-
March 31, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
December 31, 2014	$-	$(1,539)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at December 31, 2014, the Company’s total investment in Yongning Smelting represented 15% (March 31, 2014 – 15%) of Yongning Smelting’s total equity interest. The fair value of the investment as at December 31, 2014 was determined to be $nil (March 31, 2014 -$nil), using a market based approach taking into consideration Yongning Smelting’s operational data and its financial position. The investment in Yongning is for long-term investment purposes and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at December 31, 2014, the Company’s total investment in Jinduicheng represents

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

6% (March 31, 2014 - 6%) of Jinduicheng’s total equity interest. The fair value of the investment as at December 31, 2014 was determined to be $nil (March 31, 2014 - $nil), using a market based approach taking into consideration of Jinduicheng’s mineral reserve and resource data and its financial position. The investment in Jinduicheng is for long-term investment purposes and consists of common shares of Jinduicheng.

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013
Additions	1,018	1,421	2,593	815	6,091	11,938
Disposals	(5,594)	(364)	(1,191)	(499)	(64)	(7,712)
Reclassification of asset groups(1)	29,498	38	4,392	2	(33,930)	-
Impact of foreign currency translation	(591)	(117)	(107)	(14)	442	(387)
Balance as at March 31, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	1,579	305	817	474	1,397	4,572
Disposals	(4)	(12)	(271)	(386)	-	(673)
Reclassification of asset groups(1)	3,387	-	-	-	(3,387)	-
Reclassification to assets held for sale	-	-	-	-	-	-
Impact of foreign currency translation	65	(42)	782	11	19	835
Ending balance as at December 31, 2014	$85,364	$6,518	$27,028	$7,262	$4,414	$130,586

Accumulated depreciation and amortization
Balance as at April 1, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)
Disposals	561	233	388	380	-	1,562
Depreciation and amortization	(2,818)	(1,127)	(2,104)	(1,151)	-	(7,200)
Impact of foreign currency translation	76	27	38	17	-	158
Balance as at March 31, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Disposals	-	12	65	240	-	317
Depreciation and amortization	(2,918)	(712)	(1,839)	(859)	-	(6,328)
Impact of foreign currency translation	21	42	(5)	(3)	-	55
Ending balance as at December 31, 2014	$(12,197)	$(3,731)	$(9,915)	$(4,089)	$-	$(29,932)

Carrying amounts
Balance as at March 31, 2014	$71,037	$3,194	$17,564	$3,696	$6,385	$101,876
Ending balance as at December 31, 2014	$73,167	$2,787	$17,113	$3,173	$4,414	$100,654
(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories

During the three and nine months ended December 31, 2014, certain plant and equipment were disposed for proceeds of $474 and $474, respectively (three and nine months ended December 31, 2013 - $nil) and gain of $132 and $118, respectively (three and nine months ended December 31, 2013 – loss of $21 and $144, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

		Henan Luoning			Hunan	Guangdong		Other
Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2013	$84,426	$19,778	$9,794	$19,994	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133
Capitalized expenditures	15,170	3,391	3,711	8,130	1,480	15,899	363	1,838	-	930	50,912
Environmental rehabiliation	(1)	(25)	(52)	(1)	(27)	(24)	-	(15)	-	-	(145)
Impairment loss	-	-	-	-	(49,606)	-	(1,554)	-	-	(15,413)	(66,573)
Disposition of mineral property	-	-	-	-	-	-	(12,500)	-	-	(13,530)	(26,030)
Foreign currecy translation impact	(317)	(58)	(61)	(134)	581	(364)	200	(38)	(19)	(651)	(861)
Balance as at March 31, 2014	$99,278	$23,086	$13,392	$27,989	$15,317	$109,470	$-	$21,694	$210	$-	$310,436
Capitalized expenditures	31,573	2,535	2,746	6,454	356	3,228	-	79	-	-	46,971
Foreign currecy translation impact	(33)	24	8	14	22	77	-	30	(10)	-	132
Ending balance as at December 31, 2014	$130,818	$25,645	$16,146	$34,457	$15,695	$112,775	$-	$21,803	$200	$-	$357,539

Accumulated depletion
Balance as at April 1, 2013	$(23,296)	$(1,926)	$(2,258)	$(2,770)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)
Depletion	(3,294)	(901)	(765)	(768)	(1,796)	-	-	(332)	-	-	(7,856)
Foreign currecy translation impact	57	15	13	13	30	-	-	5	-	-	133
Balance as at March 31, 2014	$(26,533)	$(2,812)	$(3,010)	$(3,525)	$(7,762)	$-	$-	$(536)	$-	$-	$(44,178)
Depletion	(4,493)	(932)	(951)	(970)	(311)	(4,427)	-	(13)	-	-	(12,097)
Foreign currecy translation impact	(22)	-	-	(1)	(10)	20	-	(1)	-	-	(14)
Ending balance as at December 31, 2014	$(31,048)	$(3,744)	$(3,961)	$(4,496)	$(8,083)	$(4,407)	$-	$(550)	$-	$-	$(56,289)

Carrying amounts
Balance as at March 31, 2013	$72,745	$20,274	$10,382	$24,464	$7,555	$109,470	$-	$21,158	$210	$-	$266,258
Balance as at December 31, 2014	$99,770	$21,901	$12,185	$29,961	$7,612	$108,368	$-	$21,253	$200	$-	$301,250

During the nine months ended December 31, 2014, the Company successfully renewed the mining permit for its Ying mine. The new mining permit for Ying mine is valid until September 2024. As part of the renewal requirement, a mine right fee in the amount of $17,439 (RMB ¥107.04 million) will be paid in five annual installments to the Chinese government. As of December 31, 2014, the full amount was capitalized in mineral rights and properties with the corresponding amount being accrued under mine right fee payable (see note 8).

In July 2014, the GC mine commenced commercial production as operating levels intended by management were determined to have been reached. Accordingly, depletion of mineral rights and properties commenced effective July 1, 2014, and proceeds from sale of concentrates have been included in net income and total comprehensive income effective July 1, 2014.

8.	MINE RIGHT FEE PAYABLE

During the nine months ended December 31, 2014, the Company accrued a mine right fee of $17,439 (RMB ¥107.04 million) to be paid to the Chinese government as part of its requirement to renew the mining permit for its Ying mine (see note 7). The mine right fee will be paid in five annual installments and carries interest at a prevailing commercial bank loan interest rate in China. On October 18, 2014, the first installment of $3,584 (RMB ¥22 million) was paid. As of December 31, 2014, the prevailing commercial

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

bank loan interest rate was approximately 6.00%. For the three and nine months ended December 31, 2014, interest of $115 and $115, respectively (three and nine months ended December 31, 2013 - $nil) was accrued and expensed through finance costs (see note 15).

Details of the installments for mine right fee are as follow:

Installments for mine right fee	December 31, 2014	March 31, 2014
Current portion	$4,224	$-
Non-current portion	9,590	-
	$13,814	$-

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2014 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2013	4,503,969	$6.58
Options granted	1,253,500	3.23
Options exercised	(102,750)	2.89
Options forfeited	(364,312)	6.07
Options expired	(222,500)	6.16
Balance, March 31, 2014	5,067,907	$5.88
Options granted	1,320,200	1.75
Options forfeited	(425,750)	5.54
Options expired	(480,001)	2.65
Balance, December 31, 2014	5,482,356	$5.20

During the nine months ended December 31, 2014, a total of 1,320,200 options with a life of five years were granted to directors, officers, and employees at an exercise price ranging from CAD$1.75 to CAD$1.76 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months from the date of grant.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of the stock options granted during the three and nine months ended December 31, 2014 and 2013 has been calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2014	2013
Risk free interest rate	1.13%	1.43%
Expected life of option in years	3.01 years	3.12 years
Expected volatility	53%	57%
Expected dividend yield	1.14%	3.0%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$ 1.75	$ 3.34

The weighted average grant date fair value of options granted during the nine months ended December 31, 2014 was CAD$0.59 (for nine months ended December 31, 2013 - CAD$1.10). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2014, a total of $340 and $1,136, respectively (for three and nine months ended December 31, 2013 - $561 and $1,878, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses in the consolidated statements of income.

The following table summarizes information about stock options outstanding at December 31, 2014:

	Number of options	Weighted average	Weighted average	Number of options	Weighted average
Exercise price	outstanding at	remaining contractual	exercise price in	exercisable at	exercise price in
in CAD$	December 31, 2014	life (Years)	CAD$	December 31, 2014	CAD$
$1.75	807,000	4.41	$1.75	100,875	$1.75
$1.76	488,450	4.79	$1.76	-	$1.76
$2.98	333,000	4.06	$2.98	62,442	$2.98
$3.25	326,000	3.42	$3.25	122,252	$3.25
$3.41	411,000	3.70	$3.41	128,441	$3.41
$3.91	317,000	3.18	$3.91	138,693	$3.91
$5.35	322,500	2.60	$5.35	181,410	$5.35
$5.40	321,000	2.92	$5.40	160,500	$5.40
$6.53	252,000	2.46	$6.53	157,501	$6.53
$6.69	407,000	2.18	$6.69	279,816	$6.69
$7.00	263,000	0.01	$7.00	263,000	$7.00
$7.27	250,500	1.90	$7.27	187,875	$7.27
$7.40	141,000	0.30	$7.40	141,000	$7.40
$8.23	269,125	0.76	$8.23	269,125	$8.23
$9.20	218,500	1.43	$9.20	177,537	$9.20
$12.16	189,781	1.01	$12.16	177,910	$12.16
$14.96	165,500	1.27	$14.96	144,812	$14.96

$1.75 - 14.96	5,482,356	2.38	$6.31	2,693,189	$6.59

(c) Cash dividends declared and distributed

During the three and nine months ended December 31, 2014, dividends of $736 and $2,299, respectively (for three and nine months ended December 31, 2013 - $4,017 and $12,342, respectively) were declared,

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

which was a cash dividend of $0.005 per share (for three and nine months ended December 31, 2013 -$0.025 per share).

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2014	March 31, 2014
Change in fair value on equity investments designated as FVTOCI	$(37,735)	$(36,609)
Currency translation adjustment	15,023	16,468
Balance, end of the period	$(22,712)	$(20,141)

The unrealized (loss) gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan		Guangdong
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$77,668
Share of net income (loss)	4,986	(33)	961	5	(83)	(1,434)	4,402
Share of impairment loss	-	(470)	-	(11,271)	-	-	(11,741)
Share of other comprehensive income (loss)	112	-	3	124	1	(29)	211
Distributions	(5,537)	-	(984)	-	-	-	(6,521)
Disposition upon sale of a subsidiary	2,819	(4,542)	-	-	-	-	(1,723)
Balance, March 31, 2014	$46,127	$-	$5,457	$4,932	$2,148	$3,632	$62,296
Share of net income (loss)	5,844	-	535	(144)	(117)	(229)	5,889
Share of other comprehensive income (loss)	62	-	13	7	7	(2)	87
Distributions	(2,563)	-	(651)	-	-	-	(3,214)
Balance, December 31, 2014	$49,470	$-	$5,354	$4,795	$2,038	$3,401	$65,058

As at December 31, 2014, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

12.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	December 31, 2014	March 31, 2014
NUX (a)	$67	$48
Henan Non-ferrous Geology Bureau (b)	25	20
	$92	$68

Due to related parties	December 31, 2014	March 31, 2014
Parkside Management Ltd. (f)	$-	$281

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2014, the Company recovered $103 and $241, respectively (for three and nine months ended December 31, 2013 - $67 and $336, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2014, Henan Found declared and paid dividends of $nil and $2,563, respectively (three and nine months ended December 31, 2013 - $5,537 and $5,537, respectively) to Henan Geology Bureau.

(c)

For the three and nine months ended December 31, 2014, the Company paid $nil and $nil, respectively (for three and nine months ended December 31, 2013 - $86 and $290, respectively) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three and nine months ended December 31, 2014, the Company paid $86 and $303, respectively (for three and nine months ended December 31, 2013 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and nine months ended December 31, 2014, the Company paid $nil (for three and nine months ended December 31, 2013 - $nil and $102, respectively) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)

For the three and nine months ended December 31, 2014, the Company paid $nil and $140, respectively (for three and nine months ended December 31, 2013 - $201 and $407, respectively) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)

The Company rents a Beijing office from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the three and nine months ended December 31, 2014, total rents were $36 and $108, respectively (for three and nine months ended December 31, 2013 - $36 and $108, respectively).

(h)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2014, Henan Huawei declared and paid dividends of $651 and $651, respectively (three and nine months ended December 31, 2013 - $984 and $984, respectively) to Henan Xinhui.

(i)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	COST OF SALES

Cost of sales consists of:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Direct mining and milling cost	$18,700	$10,919	$44,798	$40,498
Depreciation, amortization and depletion	6,144	2,582	13,903	10,308
Cost of sales	$24,844	$13,501	$58,701	$50,806

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2014	2013	2014	2013
Office and administrative expenses	$2,070	$3,018	$6,096	$8,687
Amortization and depreciation	631	354	1,564	1,110
Salaries and benefits	2,023	2,018	5,965	6,440
Share-based compensation	340	561	1,136	1,878
Professional fees	302	387	1,472	2,778
	$5,366	$6,338	$16,233	$20,893

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2014	2013	2014	2013
Interest income	$292	$1,047	$724	$2,953

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2014	2013	2014	2013
Interest on mine right fee	$115	$-	$115	$-
Unwinding of discount of environmental
rehabilitation provision	38	33	109	99
	$153	$33	$224	$99

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense (recovery)	2014	2013	2014	2013
Current	$1,523	$693	$7,500	$5,318
Deferred	827	1,607	2,655	(7,052)
	$2,350	$2,300	$10,155	$(1,734)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2014 and March 31, 2014, the Company did not have financial liabilities measured at fair value on a recurring basis.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$78,752	$-	$-	$78,752
Common shares of publicly traded companies	1,193	-	-	1,193
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Financial liabilities
Mine right fee payable	$-	$13,814	$-	$13,814
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of December 31, 2014 and March 31, 2014, respectively.

A reconciliation of financial assets measured at level 3 is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-
Balance at December 31, 2014	$-	$-	$-

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2014			March 31, 2014
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$4,224	$6,823	$2,767	$13,814	$-
Accounts payable and accrued liabilities	33,150	-	-	33,150	23,802
Dividends payable	736	-	-	736	773
	$38,110	$6,823	$2,767	$47,700	$24,575

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2014	March 31, 2014
Financial assets denominated in U.S. Dollars	$21,583	$979
Financial assets denominated in Chinese RMB	$54,971	$57,358

As at December 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.6 million.

As at December 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.2 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and outstanding mine right fee payable. As at December 31, 2014, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing commercial bank loan interest rate in China. The Company monitors its exposure to interest rates. Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2014 is considered to be immaterial.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

There were no amounts in receivables which were past due at December 31, 2014 (at March 31, 2014 -$nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2014, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.1 million.

19.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. In the year ended March 31, 2014, the Company revised its operating segments presentation to reflect the disposals in the prior year and the oversight of its operations by the CODM. These figures have been restated to conform to the current year presentation. Operating segments are summarized as follow:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

December 31, 2014
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$40,387	$2,084	$8,380	$2,887	$525	$42,354	$96,617
Plant and equipment	43,950	6,125	40,684	8,074	1,451	370	100,654
Mineral rights and properties	163,817	7,612	108,368	21,253	-	200	301,250
Investment in an associate	-	-	-	-	-	3,550	3,550
Other investments	-	-	-	-	-	1,193	1,193
Long-term prepaids and deposits	1,977	59	2,018	13	-	9	4,076
Total assets	$250,131	$15,880	$159,450	$32,227	$1,976	$47,676	$507,340

Current liabilities	$30,778	$1,019	$5,898	$4,385	$311	$3,183	$45,574
Installments for mine right fee	9,590	-	-	-	-	-	9,590
Deferred income tax liabilities	18,413	735	56	-	-	-	19,204
Environmental rehabilitation	3,832	944	892	274	-	-	5,942
Total liabilities	$62,613	$2,698	$6,846	$4,659	$311	$3,183	$80,310

March 31, 2014
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$32,805	$3,062	$4,287	$2,195	$626	$46,102	$89,077
Plant and equipment	44,231	6,070	41,079	8,591	1,528	377	101,876
Mineral rights and properties	127,865	7,555	109,470	21,158	-	210	266,258
Investment in an associate	-	-	-	-	-	3,715	3,715
Other investments	-	-	-	-	-	2,393	2,393
Long-term prepaids and deposits	1,606	184	2,013	188	-	9	4,000
Total assets	$206,507	$16,871	$156,849	$32,132	$2,154	$52,806	$467,319

Current liabilities	$19,562	$1,725	$4,407	$4,161	$79	$2,468	$32,402
Deferred income tax liabilities	15,534	580	422	-	-	-	16,536
Environmental rehabilitation	3,753	925	873	268	-	-	5,819
Total liabilities	$38,849	$3,230	$5,702	$4,429	$79	$2,468	$54,757

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended December 31, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$32,393	$-	$7,854	$-	$-	$-	$40,247
Cost of sales	(17,670)	-	(7,174)	-	-	-	(24,844)
Gross profit	14,723	-	680	-	-	-	15,403

Operating expenses	(3,434)	(383)	(930)	(237)	(541)	(587)	(6,112)
Finance items	(48)	(6)	30	2	106	55	139
Income tax (expenses) recovery	(1,867)	(168)	81	-	(1)	(395)	(2,350)
Net income (loss)	$9,374	$(557)	$(139)	$(235)	$(436)	$(927)	$7,080

Attributed to:
Equity holders of the Company	7,430	(392)	(89)	(118)	(436)	(927)	5,468
Non-controlling interests	1,944	(165)	(50)	(117)	-	-	1,612
Net income (loss)	$9,374	$(557)	$(139)	$(235)	$(436)	$(927)	$7,080

(1) Hunan's BYP project was placed on care and maintenance starting August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Three months ended December 31, 2013
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$22,924	$1,046	$-	$-	$-	$-	$23,970
Cost of sales	(12,493)	(1,008)	-	-	-	-	(13,501)
Gross profit	10,431	38	-	-	-	-	10,469

Operating expenses	(3,447)	(500)	(3)	(219)	(572)	(1,298)	(6,039)
Finance items	401	(4)	8	2	102	505	1,014
Income tax (expenses) recovery	(1,753)	5	-	-	(1)	(551)	(2,300)
Net income (loss)	$5,632	$(461)	$5	$(217)	$(471)	$(1,344)	$3,144

Attributed to:
Equity holders of the Company	4,363	(322)	22	(85)	(471)	(1,344)	2,163
Non-controlling interests	1,269	(139)	(17)	(132)	-	-	981
Net income (loss)	$5,632	$(461)	$5	$(217)	$(471)	$(1,344)	$3,144

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended Decmber 31, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$92,254	$2,775	$13,167	$-	$-	$-	$108,196
Cost of sales	(45,843)	(1,530)	(11,328)	-	-	-	(58,701)
Gross profit	46,411	1,245	1,839	-	-	-	49,495

Operating expenses	(9,276)	(1,387)	(1,873)	(73)	(1,471)	(4,431)	(18,511)
Finance items	(337)	(2)	39	2	319	479	500
Income tax (expenses) recovery	(8,877)	(359)	368	-	(2)	(1,285)	(10,155)
Net income (loss)	$27,921	$(503)	$373	$(71)	$(1,154)	$(5,237)	$21,329

Attributable to:
Equity holders of the Company	21,542	(359)	490	158	(1,154)	(5,237)	15,440
Non-controlling interests	6,379	(144)	(117)	(229)	-	-	5,889
Net income (loss)	$27,921	$(503)	$373	$(71)	$(1,154)	$(5,237)	$21,329

(1) Hunan's BYP project was placed on care and maintenance starting August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Nine months ended December 31, 2013
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$86,120	$6,145	$-	$-	$-	$-	$92,265
Cost of sales	(45,683)	(5,123)	-	-	-	-	(50,806)
Gross profit	40,437	1,022	-	-	-	-	41,459

Operating (expenses) income	(10,878)	(1,469)	38	(1,006)	(1,460)	(8,378)	(23,153)
Impairment loss	-	(49,606)	-	(16,967)	-	-	(66,573)
Finance items	2,101	(13)	25	(7)	225	523	2,854
Income tax (expenses) recovery	(8,102)	12,045	-	(1)	(2)	(2,206)	1,734
Net income (loss)	$23,558	$(38,021)	$63	$(17,981)	$(1,237)	$(10,061)	$(43,679)

Attributable to:
Equity holders of the Company	18,454	(26,630)	79	(17,081)	(1,237)	(10,061)	(36,476)
Non-controlling interests	5,104	(11,391)	(16)	(900)	-	-	(7,203)
Net income (loss)	$23,558	$(38,021)	$63	$(17,981)	$(1,237)	$(10,061)	$(43,679)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2014 and 2013 comprise:

	Three months Ended December 31, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$19,670	$-	$4,862	$24,532
Gold (Au)	725	-	45	770
Lead (Pb)	10,218	-	63	10,281
Zinc (Zn)	1,780	-	2,746	4,526
Sulphur (S)	-	-	138	138
	$32,393	$-	$7,854	$40,247

	Three months Ended December 31, 2013
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$14,304	$-	$-	$14,304
Gold (Au)	808	1,045	-	1,853
Lead (Pb)	6,824	-	-	6,824
Zinc (Zn)	988	1	-	989
	$22,924	$1,046	$-	$23,970

	Nine Months Ended December 31, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$57,597	$-	$6,447	$64,044
Gold (Au)	2,121	2,775	45	4,941
Lead (Pb)	28,630	-	1,123	29,753
Zinc (Zn)	3,906	-	5,284	9,190
Sulphur (S)	-	-	268	268
	$92,254	$2,775	$13,167	$108,196

	Nine Months Ended December 31, 2013
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$55,064	$-	$-	$55,064
Gold (Au)	2,909	5,991	-	8,900
Lead (Pb)	24,006	-	-	24,006
Zinc (Zn)	4,141	154	-	4,295
	$86,120	$6,145	$-	$92,265

(d) Major customers

For the nine months ended December 31, 2014, three major customers (for nine months ended December 31, 2013 - three) accounted for 12% to 35%, (for nine months ended December 31, 2013 - 13% to 38%) and collectively 65% (for nine months ended December 31, 2013 - 74%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2014 and for three and nine months ended December 31, 2014 and 2013
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these condensed consolidated interim financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,822	$249	$3,548	$2,025
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2014, the Company has two office rental agreements with a total commitment of $5,822 for the next nine years and there are commitments of $6,418 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at December 31, 2014 and 2013, no contingent liabilities were accrued.

21.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2014	March 31, 2014
Cash on hand and at bank	$51,453	$25,048
Bank term deposits and GICs	27,299	35,566
Total cash and cash equivalents	$78,752	$60,614

	Three Months Ended December 31,		Nine Months Ended December 31,
Net change in non-cash working capital	2014	2013	2014	2013
Trade and other receivables	$2,205	$(95)	$2,918	$(227)
Inventories	936	(319)	221	921
Prepaids and deposits	439	1,653	621	(360)
Accounts payable and accrued liabilities	4,375	3,397	5,646	5,376
Deposits received	(5,502)	(1,893)	(1,205)	(2,762)
Due to related parties	(256)	(218)	(310)	(118)
	$2,197	$2,525	$7,891	$2,830

Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$-	$-	$-	$-
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$-	$-	$5,201	$2,018